Chindata Group Holdings Limited

No. 47 Laiguangying East Road

Chaoyang District, Beijing, 100012

The People’s Republic of China

July 28, 2023

VIA CORRESPONDENCE

Kyle Wiley

Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chindata Group Holdings Limited Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 28, 2023 File No. 001-39556

Dear Mr. Wiley and Ms. Thompson:

Chindata Group Holdings Limited (the “Company”) has received the letter dated July 21, 2023 from the Staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”). The Company needs additional time to prepare the response and hereby requests an extension of the response deadline to August 17, 2023.

If you have any additional questions regarding the Form 20-F, please contact the undersigned at dongning.wang@chindatagroup.com, or our U.S. counsel, Steve Lin at steve.lin@kirkland.com or at +8610 5737 9315 (office) or +86 18610495593 (mobile), of Kirkland & Ellis International LLP. Thank you.

Very truly yours,

By:	/s/ Dongning Wang
Name: Dongning Wang
Title: Chief Financial Officer